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                            May 13, 2021

       Zheng Xu
       Chief Executive Officer
       Missfresh Ltd
       3rd Floor, Block A, Vanke Times Center
       No. 9 Wangjing Street, Chaoyang District
       Beijing 100016
       The People   s Republic of China

                                                        Re: Missfresh Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted April 29,
2021
                                                            CIK No. 0001851682

       Dear Mr. Xu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 29, 2021

       Prospectus Summary, page 1

   1. We note your response to comment 4, specifically that you maintain that you invented the
                                                        DMW model. Please
revise this statement to attribute it to iResearch's findings or recharacterize this
statement as your belief.
   2. We note your response to comment 6. Please revise your prospectus to include the information in your
response to this comment.
 Zheng Xu
FirstName  LastNameZheng Xu
Missfresh Ltd
Comapany
May        NameMissfresh Ltd
     13, 2021
May 13,
Page 2 2021 Page 2
FirstName LastName
3. We note your response to comment 8. As previously requested, please balance your disclosure by disclosing here the amount of your indebtedness, which we note was RMB830.0 million (US$127.2 million) as of December 31, 2020. You may contact James Giugliano at (202) 551-3319 or Lyn Shenk at (202)
551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Z. Julie Gao